SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            JWGENESIS FINANCIAL CORP.
                  (Name Of Issuer and Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    482227105
                      (CUSIP Number of Class of Securities)

                                  JOEL E. MARKS
                    VICE CHAIRMAN AND CHIEF OPERATING OFFICER
                      980 NORTH FEDERAL HIGHWAY, SUITE 310
                            BOCA RATON, FLORIDA 33432
                                 (561) 338-2600
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:
                              W. RANDY EADDY, ESQ.
                             KILPATRICK STOCKTON LLP
                     1100 PEACHTREE STREET, N.E., SUITE 2800
                             ATLANTA, GA 30309-4530
                                 (404) 815-6500

                                JANUARY 12, 2000
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE
 ---------------------------------------------------------------------------
               TRANSACTION VALUATION             AMOUNT OF FILING FEE *
 ------------------------------------------- -------------------------------
                    $35,000,000                         $7,000.00
 ------------------------------------------- -------------------------------
*    Amount previously paid

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    $7,000.00         Filing party:   JWGenesis Financial
                                                             Corp.

Form or Registration No.:  Schedule 13E-4.   Date Filed:     January 11, 2000.

     JWGenesis Financial Corp. hereby amends and supplements its Issuer Tender Offer Statement on Schedule 13E-4, originally filed on January 11, 2000, and supplemented on January 28, 2000 and February 3, 2000, with respect to an offer to purchase up to 1,166,667 outstanding shares of its common stock, par value $0.001 per share. Capitalized terms not defined in this Supplement have the meanings assigned to them in the Offer to Purchase.

ITEM 1.  SECURITY AND ISSUER.

         Item 1 of the Schedule 13E-4 is hereby supplemented and amended by adding the following:

         The Offer expired at 5:00 p.m., Eastern Time, on February 11, 2000. The Company accepted a total of 1,166,667 Shares at a purchase price of $30.00 net per Share. After the acceptance by the Company of all 25,587 tendered Odd Lot Shares, the specific numbers of Shares tendered and accepted were as follows:

                 Definite Amount Metho         Formulaic Number Method

Shares Tendered          3,455,094                  1,530,848

Shares Accepted            790,731                   350,349

ITEM 8.  ADDITIONAL INFORMATION.

         Item 8(e) of the Schedule 13E-4 is hereby supplemented and amended by adding the following:

         On February 14, 2000, the Company issued a press release announcing the preliminary results of the Offer, a copy of which is filed as Exhibit (a)(10) hereto and is incorporated herein by reference. On February 23, 2000, the Company issued a press release announcing the final results of the Offer, a copy of which is filed as Exhibit (a)(11) hereto and is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 is hereby amended by the addition of the following Exhibits:

         (a)(10) Press Release dated February 14, 2000.
         (a)(11) Press Release dated February 23, 2000.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 25, 2000             JWGENESIS FINANCIAL CORP.


                                     By:/s/ Joel E. Marks
                                        ----------------------------------------
                                       Joel E. Marks
                                       Vice Chairman and Chief Operating Officer